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                                                                     Exhibit (q)

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION'S

                  ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

                                       FOR

                        CORPEXEC ACCUMULATOR VUL POLICIES

                      PURSUANT TO RULE 6E-3(T)(B)(12)(III)

                                NOVEMBER 5, 2009

     This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended ("1940 Act"),(1) the administrative practices that will be followed by New York Life Insurance and Annuity Corporation ("NYLIAC") in connection with certain procedures for NYLIAC's CorpExec Variable Universal Life Accumulator variable life insurance policies ("CorpExec VUL" or the "Policies"). These procedures include the issuance of the Policies by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policies. The procedures are described more specifically in the Registration Statement for the Policies that have been filed with the Securities and Exchange Commission (the "Commission").(2) The prospectuses, SAIs and contracts for each of the Policies are incorporated by reference into this document and defined terms used but not defined in this document have the same meanings as in the applicable prospectus, SAI and contract for each of the Policies.

     NYLIAC believes its procedures meet the requirements of Rule
6e-3(T)(b)(12)(iii) and states the following:

     1. Because of the insurance nature of the Policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

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(1)  This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts.

(2) The registration statement for the Policies is SEC File No. 333-161336. This registration statement (including the applicable prospectus, statement of additional information ("SAI") and contracts) is incorporated herein by reference. To the extent any of the Policies differ with regard to issuance, transfer, and redemption procedures, these differences are described in this memorandum, the prospectuses and/or the contracts. Subject to the foregoing, all references to "the insured" refer to single and joint insureds, and all references to "the Policy" refer to all Policies. Capitalized terms not herein defined, have the same meaning they have in the registration statement for the Policies.


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     2.   In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

     3. In general, state insurance laws require that NYLIAC's procedures be reasonable, fair, and not discriminatory.

     4. Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC's procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

"PUBLIC OFFERING PRICE" - PURCHASE AND RELATED TRANSACTIONS

     Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions such as loan repayment -- which do not result in the issuance of a policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the policy reserve into the Separate Account.

     Planned Premium Payments

     Premium payment plans, which indicate the amount and frequency of planned premium payments, are selected at the time of application and subject to certain limitations that may be changed at any time. The planned premium is set forth in the Policy. Other than the initial premium, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the planned premium is not paid, nor does payment of planned premiums guarantee coverage for any period of time. Policy premiums are flexible. Policyowners can select the time and amount of premium paid within limits and may pay premiums according to a schedule. Other than required initial minimum premium payment, premium payments can vary depending on individual policy specifics such as age, gender, coverage amount and underwriting classification, as well as personal financial considerations. As long as the cash surrender value is sufficient to cover the policy's monthly deductions, the policyowner can increase, decrease, or stop making payments without lapse. If planned premiums and/or the cash surrender value is not sufficient to cover monthly deductions the Policy may lapse. Planned premium payments end on the policy anniversary on which the insured is age 95.


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     Unplanned Premium Payments

     A policyowner may make additional unplanned premium payments at any time before the policy anniversary on which the insured is age 95. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the Policy to increase more than the cash value would increase, then NYLIAC will require proof of insurability (and both insureds must be living under the SVUL policy). The minimum unplanned premium amount is $50. NYLIAC reserves the right to limit the number and amount of unplanned premiums.

     If a policyowner exchanges another life insurance policy to acquire the Policy under Section 1035 of the Internal Revenue Code (the "Code"), NYLIAC will treat the proceeds of that exchange as an unplanned premium.

     Factors consider by NYLIAC in determining the premium payment are age, underwriting class, gender, Policy face amount, fund performance, loans, and riders added to the Policy.

     Underwriting Standards

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender, health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying, etc.) Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured's mortality risk as actuarially determined utilizing factors such as age, gender, and underwriting classification. Some states require that the policies be underwritten on a unisex basis. Uniform premiums and cost of insurance rates for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, underwriting classification, and face amount.

     The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the federal securities laws. The underwriting process includes a review of statements made by the insured in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

     Policy Issuance

     Coverage under the Policy will be deemed to have commenced on the later of the Policy Date or the date NYLIAC receives the first premium payment that the policyowner is required to


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make when the Policy is delivered, unless the policyholder affirmatively requests to have coverage start on the Policy Date.

     Application

     Individuals wishing to purchase a Policy must complete an application specifying the face amount and the name of the insured and provide certain required information about the insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability.

     Premium Processing

     The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Data Page.

     When a premium payment is received after the Policy is issued and accepted, NYLIAC will deduct any applicable sales expense charge, as well as state tax and federal tax charges as provided for by the Policy. The balance of the premium (the net premium) will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner's allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If the day NYLIAC receives a premium payment is not a Business Day or if the payment is received after 4:00 p.m., Eastern Time, then the payment will be applied on the next Business Day.

     Policyowners can change the premium allocation any time a premium payment is made by sending NYLIAC a revised premium allocation form to one of the addresses listed on the prospectus cover page for the Policies. Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

     If a premium payment is returned for insufficient funds, NYLIAC reserves the right to reverse the investment options chosen and charge the policyowner a $20 fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying fund company to cover any losses it incurs as a result of a returned payment. If NYLIAC incurs any loss as a result of the returned payment, NYLIAC will deduct the amount of the loss from the policyowner's Cash Value.

     While held in the Fixed Account, principal is guaranteed and premium will be credited with interest at the then current rates. Interest accrues daily and is credited on each Monthly Deduction Day.

     Refund of Excess Premiums

     If a policyowner elects the guideline premium test to determine whether the Policy qualifies as life insurance under Section 7702 of the Code, NYLIAC may limit premium


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payments under the Policy. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, NYLIAC will return to the policyowner the excess amount within 60 days after the end of the Policy Year. Any excess premiums NYLIAC returns to the policyowner will not include any gains or losses attributable to the investment return on those premiums. NYLIAC will credit interest at a rate of not less than 3% on those premiums from the date such premiums cause the Policy to exceed the amount permitted under the guideline premium test to the date NYLIAC returns the premiums to the policyowner.

     Free Look Provision

     A Policy may be canceled within the period specified in the Policy or required by law (10 days in most states) after the policyowner receives it, by returning it to NYLIAC. Premiums will be allocated to the General Account during the free look period. To receive a refund, the policyowner must return the policy to the NYLIAC's Service Office at the address on the cover page of the prospectus or to the registered representative from whom the policyowner purchased the policy along with a written request for cancellation in a form acceptable to NYLIAC. At the end of the free look period, the net premiums plus any interest accrued are allocated to the Investment Divisions and/or the Fixed Account as elected by the policyowner. If the policyowner cancels the Policy, the policyowner will receive from NYLIAC the greater of the Policy's cash value as of the date the Policy is received by NYLIAC or the total premiums paid, less any loans and any partial surrenders taken. The policyowner may cancel increases in the Policy's face amount under the same time limitations. For canceled increases in the face amount, the refund will equal the amount of premiums in excess of the planned premiums allocated to the increase, less any portion of such amount previously paid to the policyowner.

     Repayment of Indebtedness

     Loan interest accrues each day and is payable on the earliest of the following dates: the policy anniversary, the date of death of the insured, the date of surrender, the date of a new loan, the date of lapse, the date of a loan increase or loan repayment, or any other date specified by NYLIAC. Loan interest not paid in cash as of the policy anniversary will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

     All or part of an unpaid loan can be repaid at any time while the Policy is still effective. Loan repayments are allocated to repay any portion of the loan originally taken from the Fixed Account. NYLIAC will consider any payment received from a policyowner to be a premium unless the policyowner indicates in writing that it is a loan repayment. When a loan repayment is received, NYLIAC will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account. Any remaining portion of payment will be allocated to the Separate Account in the same proportion as the amount of money the policyowner has in each Investment Division on the date of the loan repayment, unless the policyowner indicates otherwise and NYLIAC agrees. If a loan is outstanding when the Policy Proceeds or surrender proceeds become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If an unpaid loan and accrued interest exceed the cash value of the Policy, less any applicable surrender charges, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known


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assignee, if any, on NYLIAC's records. The Policy will terminate 31 days after the date on which NYLIAC mails the notice to the policyowner if the excess amount is not paid within that 31 days.

     Correction of Misstatement of Age or Gender

     If the insured's age or gender is misstated in the Policy application, NYLIAC will adjust the cash value, the cash surrender value, and/or the life insurance benefit to reflect the correct age(s) and gender. NYLIAC will adjust the Policy Proceeds provided by the Policy and any riders based on the most recent mortality charge for the correct date of birth.

"REDEMPTION PROCEDURES" - SURRENDER AND RELATED TRANSACTIONS

     This section outlines those procedures which might be deemed to constitute "redemptions" under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC's policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a Policy. The principal difference between NYLIAC's "redemption" procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account's assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented including, for example, the cash surrender value or part thereof, or proceeds at death. There are also certain Policy provisions - such as the loan privilege - under which the Policy will not be presented to NYLIAC, but which will affect the policyowner's benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws may require that certain requirements be met before NYLIAC is permitted to make payments to the payee.

     Surrenders and Partial Surrenders

The owner of the Policy may request a partial surrender of an amount based upon the cash surrender value of a Policy under the following conditions: i) the insured is living; ii) the partial surrender amount is at least $500; and iii) the partial surrender will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Code. The owner of the Policy may surrender the Policy for its cash surrender value, or, under certain circumstances, the alternative cash surrender value, at any time while the insured is still living. Uniform rules will be applied in agreeing to partial surrenders under the policy's stated minimum. The cash surrender value is the cash value less any outstanding Policy loans (including any accrued loan interest). There are currently no surrender charges for this policy.

The amount available for a surrender or withdrawal is based upon the Policy's cash surrender value at the end of the Business Day during which the written request for the surrender or partial surrender is received by NYLIAC or, if received after close of the NYSE, the next Business Day. However, if eligible, the policyowner may receive Alternative Cash Surrender Value ("ACSV") when the Policy is surrendered. The ACSV is available if (i) the policy has not been assigned, including an assignment made as part of an exchange under IRC Section 1035, and (ii) the owner has not been changed. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.


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     NYLIAC will process partial surrenders and surrenders at the accumulation unit values next determined after receipt of the withdrawal or surrender request (and receipt of the Policy, if it is a surrender request), and the withdrawal or surrender generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a day on which the NYSE is open or if the request is received after the close of the NYSE, then the partial surrender or surrender will be effective on the next day on which the NYSE is open.

     In the event that the Policy lapses during the first Policy Year and is then reinstated, NYLIAC will not deduct any reinstatement charge. If the policy lapses during any subsequent years, NYLIAC will deduct a $10 reinstatement charge.

     NYLIAC may charge a fee as specified in the Policy for processing a partial surrender. The partial surrender and the withdrawal fee will be deducted from the Fixed Account and the Investment Divisions in proportion to the amount in each, or only from the Investment Divisions in an amount or ratio the policyholder specifies. If the policyowner does not specify a partial surrender allocation, the partial surrender and withdrawal fee will be deducted from the Fixed Account and the Investment Divisions on a pro rata basis. When the policyowner makes a partial surrender, the Policy Proceeds, the face amount, the adjusted total premium, the cash value, the alternative cash surrender value and/or the cash surrender value may be reduced, as described in the Policy.

     NYLIAC reserves the right to limit the amount and frequency of partial surrenders. NYLIAC specifically reserves the right to prohibit partial surrenders once a Policy's face amount has fallen below the minimum face amount requirement of $100,000.

     Payment of Benefits

     If the Policy is still in effect, NYLIAC will pay any cash surrender value, alternative cash surrender value, partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after receipt of all required documents. However, NYLIAC can delay payment of any partial surrender from the Separate Account, loan proceeds attributable to the Separate Account, the cash surrender value, alternative cash surrender value or the Policy Proceeds during any period that: (1) NYLIAC is unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or (2) the Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

     NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account for up to 6 months from the date the request is received. NYLIAC can delay payment of the entire Policy Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

     In addition, Federal laws made to combat terrorism and prevent money laundering by


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criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular Policy, NYLIAC would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or death benefits. If a Policy or an account is frozen, the cash value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

     Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrender, withdrawal, loan proceeds, death benefit proceeds, amounts due pursuant to the free look provision, or payments under a settlement option until such check or draft has been honored.

     If payment of cash surrender value, alternative cash surrender value or partial surrender is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3% (or at a higher rate as required by law). NYLIAC adds interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option, or a higher rate if required by law.

     Payment of Policy Proceeds

     The Policy Proceeds are the amount payable to the named beneficiary when the insured dies while the Policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Policy Proceeds within seven days determined as of the date the insured dies. The Policy Proceeds will be paid in one sum. The Policy Proceeds are calculated as described in the prospectus.

     The Life Insurance Benefit depends on the Life Insurance Benefit Option chosen by the policyowner. The specific types of Life Insurance Benefit Options are specified in the Policy.

     NYLIAC pays interest on the Policy Proceeds from the date of death of the insured to the date the Policy Proceeds are paid or a payment option becomes effective. If the insured dies during the 62-day late period, NYLIAC will subtract any outstanding loans (including loan interest) and any unpaid monthly deductions from the Policy's Life Insurance Benefit and then credit the interest. If the beneficiary dies before the insured, NYLIAC will pay the Policy Proceeds in a lump sum to the owner, or if the owner has died, to the owner's estate. NYLIAC may further adjust the amount of Policy Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

     If the death of the insured is a result of suicide within two years of the issue date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrenders. If a suicide occurs within two years of the effective date of a face amount increase, NYLIAC will also pay the limited Life Insurance Benefit associated with the face amount increase, or, if the limited Life Insurance Benefit is not payable, the monthly deduction charges made for that increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.


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     Changing the Face Amount

     If the insured is still living and meets certain age requirements specified in the prospectus, the policyowner may, request a change in the face amount by applying in writing to NYLIAC's Service Office at the address listed on the front of the prospectus. For increases in face amount, the policyowner must submit a written application signed by the insured and provide satisfactory evidence of insurability. Any change in face amount must comply with minimum and maximum limits specified in the prospectus, and NYLIAC may limit any change in face amount. If approved, the change will be effective on the Monthly Deduction Day on or next following the date of approval (for an increase) or date of request (for a decrease). Increases to the face amount may result in (1) additional cost of insurance charges; (2) an additional per-thousand face amount charge; (3) a new suicide and contestability period applicable only to the amount of the increase; (4) a change in the life insurance percentage applied to the entire policy under Section 7702 of the Code; and (5) a possible new seven-year testing period for modified endowment contract status.

     The Face Amount can also change due to a change by the policyowner in the Life Insurance Benefit Option chosen. In order to change the Life Insurance Benefit Option, NYLIAC may require that a signed request be submitted to NYLIAC. Changes to the Life Insurance Benefit Option may be prohibited if the change would: (1) cause the policy to fail to qualify as life insurance under Section 7702 of the Code or (2) cause the policy's face amount to exceed NYLIAC set risk limits. The change will be effective on the Monthly Deduction Day on or after the date NYLIAC receives the written request for the Life Insurance Benefit option change.

     Additional Benefits Through Riders

     NYLIAC may offer additional benefits under the Policies through optional riders such as the Supplementary Term Rider, the Overloan Protection Rider, and the Spouse's Paid-Up Insurance Purchase Option Rider. Other riders may be offered. NYLIAC may assess an additional charge for a rider. Specific information concerning the operation of each of these riders is contained in the prospectus and in the rider form.

     Policy Loans

     Using the Policy as sole security, the policyowner can borrow any amount up to the loan value of the Policy. When a loan is requested, an amount is transferred to a Loan Account under the policy from the Investment Divisions and the Fixed Account (on a pro-rata basis unless you request otherwise) equal to:
(1) the requested loan amount; plus (2) any Policy Debt; minus (3) the amount in the Loan Account before those transfers. On each policy anniversary, if the amount in the Loan Account exceeds the amount of any outstanding loans plus interest due, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. Amounts transferred will first be transferred to the Fixed Account up to an amount equal to the total amounts transferred from the Fixed Account to the Loan Account. Any subsequent amounts transferred will be allocated according to the policyholder's premium allocation in effect at the time of transfer, unless the policyholder requests otherwise.


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The rate on the loaned amount in the Fixed Account may be different from the rate NYLIAC credits on other amounts in the Fixed Account. The rate credited on loaned amounts will never be less than 2% less than the rate charged for policy loans or less than 3% per year. For the first 10 Policy Years, the rate NYLIAC currently expect to credit on loaned amounts is 0.50% less than the effective annual rate it charges for loan interest. Beginning in the eleventh Policy Year, the rate we currently expect to credit on loaned amounts is the same as the effective annual rate NYLIAC charges for loan interest.

     Replacement Processing

     The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives all necessary documentation.

     Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the Policy. NYLIAC will accept initial premium from one or more contracts insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Code. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance's cash value. Upon receipt of the premium from the existing insurer, the Policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a
Section 1035 exchange, the premium would be held in the General Account until the requested funds are received from the existing insurer.

     Policy Termination

     The Policy does not terminate for failure to pay premiums since premiums, other than the initial premium, are not specifically required. Rather, on a Monthly Deduction Day, if the cash surrender value is less than the monthly deduction charges due for the next Policy month, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

     NYLIAC allows 62 days to pay the premium necessary to cover the overdue monthly deduction charges and/or any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records, at least 31 days before the end of the late period which sets forth this amount. During the late period, the Policy remains in force. No new loans or partial surrenders may be taken during the late period. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end without any benefits. If the insured dies during the late period, NYLIAC will pay the Policy Proceeds to the beneficiary. However, these proceeds will be reduced by the amount of any unpaid monthly deductions from cash value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the insured dies.


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     Reinstatement

     For a period of five (5) years after termination, the Policyowner can request that NYLIAC reinstate the Policy while the insured is living. NYLIAC will not reinstate a Policy if it has been surrendered for its cash surrender value. To reinstate his or her policy, the policyowner must submit payment of an amount sufficient to keep the Policy in force for at least two months after the date of reinstatement and satisfactory evidence of insurability (if the reinstatement request is more than 31 days after termination). Such payment will be applied to the Investment Divisions and/or the Fixed Account as of the Business Day NYLIAC receives it and in accordance with the instructions of the policyowner. Payments received after 4:00 p.m., Eastern Time, on any Business day, or any non-Business Day, will be credited on the next Business Day.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement. If NYLIAC does reinstate the Policy, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The cash value of the reinstated Policy will be the cash value at the time the Policy lapsed. NYLIAC will deduct any unpaid loan from the cash value, or any unpaid loan can be repaid, together with loan interest from the end of the late period to the date of reinstatement.

"TRANSFER PROCEDURES"

     All or part of the cash value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (3) between the Investment Divisions of the Separate Account. If, after an ordered transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred.

     Transfer requests received on a Business Day after the close of regular trading on the NYSE, or received on a non-Business Day, will be priced as of the next Business Day.

     As described in the prospectus, there may be limits on maximum and minimum amounts that may be transferred among the Investment Divisions, from the Investment Divisions to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar Cost Averaging and Automatic Asset Reallocation options).

     NYLIAC may impose a transfer charge of up to $30 per transfer for each transfer after the first twelve in any policy year on amounts transferred, other than transfers made in connection with Dollar Cost Averaging and Automatic Asset Reallocation. Any unused transfers do not carry over to the next Policy Year. NYLIAC also may restrict transfers, as described in the prospectus.

     Transfer requests must be in writing on a form approved by NYLIAC. In the future, transfers may be made available by telephone (or other electronic means) in accordance with procedures established by NYLIAC. Any such change will be reflected in an amendment to the prospectus.

     Transfers may be prohibited or restricted in accordance with the disclosures in the


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

prospectus with respect to market timing or other frequent or abusive transactions.

     Dollar Cost Averaging

     Through a process called Dollar Cost Averaging ("DCA"), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division and/or the Fixed Account to any combination of Investment Divisions. The Policyowner can elect this option as long as the cash value is $2,500 or more. The Policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. The Policyowner may transfer all or part of the Cash Value of the Policy: (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Plus Account to the Investment Divisions of the Separate Account, (3) from the DCA Plus Account to the Fixed Account, (4) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between the Investment Divisions in the Separate Account. The Policyowner cannot transfer any portion of the Cash Value of the Policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Plus Account. DCA transfers do not count as transfers toward any free transfer limit.

     NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a request in writing no later than one week prior to the date DCA transfers are to commence, and the cash value of the policy must be at least $2,500.

     The DCA feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than $2,000. The policyowner may not elect DCA if Automatic Asset Reallocation has been chosen. The policyowner may alternate between these two features.

     Automatic Asset Reallocation

     Through a process called Automatic Asset Reallocation ("AAR"), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. This option may be elected as long as the cash value is $2,500 or more. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in each of these Investment Divisions, the day of the month for the reallocation (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually). AAR transfers do not count as transfers toward any free transfer limit.

     In order to process AAR transfers, NYLIAC must have received a request in writing no later than one week prior to the date transfers are scheduled to begin, and the cash value of the policy must be at least $2,500 for this feature as stated in the prospectus. The Automatic Asset


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

Reallocation feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than $2,000 on a reallocation date. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these two features.

     Exchange Procedure

     At any time within 24 months of the Issue Date, the policyowner may transfer the entire Cash Value to the Fixed Account or exchange the Policy for a new permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date NYLIAC receives the Policy along with a proper written request; or (b) the date NYLIAC receives the necessary payment for the exchange. The new policy will have the same Issue Date, issue ages, initial face amount, and risk classifications as the original Policy. All riders will end unless otherwise required by law. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) submission of a proper written request.

     From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued. Any such exchanges would be subject to all applicable provisions of Section 11 of the Investment Company Act of 1940.


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